Exhibit 18.01

October 10, 2003



Sports Arenas, Inc.
San Diego, California


Gentlemen:

We have audited the consolidated balance sheets of Sports Arenas, Inc. and subsidiaries (the Company) as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (deficiency), and cash flows for each of the years in the three-year period ended June 30, 2003, and have reported thereon under date of September 5, 2003. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended June 30, 2003. As described in Note 5(b) to those consolidated financial statements, the Company changed its method of accounting for its equity investment in UCV, L.P. accounted for under the equity method of accounting. Effective April 1, 2003, the Company began recording its equity in the income (loss) of UCV, L.P. on a current basis rather than on a 91 day delayed basis. The Company states that the newly adopted accounting principle is preferable in the circumstances because it provides better matching of the equity in income (loss) of UCV, L.P. with its own financial results. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP